UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 06, 2017
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes             No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes             No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes             No X

Enclosure: Press release NEWS RELEASE – ANGLOGOLD ASHANTI LIMITED OUTLINES
CAPITAL ALLOCATION, SAFETY PHILOSOPHIES AT MINING INDABA

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

NEWS RELEASE
AngloGold Ashanti Outlines Capital Allocation, Safety Philosophies at Mining Indaba
(PRESS RELEASE –CAPE TOWN) – AngloGold Ashanti’s Chief Executive Officer will this week present to delegates at the Investing in African Mining Indaba in Cape Town, outlining the company’s capital allocation philosophy as it looks to invest in brownfield projects in its own portfolio. He will also provide detail on the company’s ongoing efforts to improve safety across its mines.

“In line with our inward focus, we will prioritise investment in low-risk, high-return projects at our existing operations, in jurisdictions and ore bodies we understand,” CEO Srinivasan Venkatakrishnan said. “Rather than looking first to M&A to improve our portfolio, we will use our much improved balance sheet to increase reinvestment to extend mine lives and increase profitability at key assets.”

AngloGold Ashanti has since 2013 used ‘self-help’ measures including asset sales and efficiency improvements to reduce debt and improve balance sheet flexibility without diluting shareholders, and whilst improving the safety and cash-flow margins across its 17-mine portfolio. The company, which emphasises margin growth over volume growth, will continue that philosophy this year as it focuses on both sustaining and growth projects.

AngloGold Ashanti will post second-half and full-year 2016 financial and operating results on
February 21, at which time it will provide its outlook for production, costs and capital expenditure for 2017.
As Venkat pointed out at the third-quarter results on November 14, capital expenditure will increase in
2017.

Higher sustaining-capital expenditure in 2017 is expected at:
  Cuiaba in Brazil, where a greater rate of ore reserve development will improve mining flexibility hampered by geotechnical challenges in recent years;
  Iduapriem in Ghana, to strip waste rock from the Teberebie ore body to extend mine life, and lower cash costs;
  Geita, in Tanzania, to replace the mine’s original 20-year old power plant to ensure reliable electricity supply, and also continue the ramp-up of underground production in advance of depletion of open-pit ore in future;
  Sunrise Dam, in Australia, where investment in plant modifications are expected to improve gold recoveries;
  Kibali, in the DRC, where additional ore reserve development will be conducted ahead of a ramp-up in underground production.
  It is currently anticipated that sustaining capital will decline in 2018.

  There will also be growth capital invested in the construction of a new plant at Siguiri, in Guinea, which will process harder ore, extending mine life, lowering cost and increasing production, whilst also improving exploration potential in the area surrounding the mine. At Sadiola, in Mali – subject to receiving requisite government approvals, agreements, consents and permits -- AngloGold Ashanti and joint venture partner IAMGold anticipate commencing a project to build a sulphide treatment plant that will also increase output and extend mine life.

  At Tropicana, in Australia, mining and processing is being optimised at minimal additional capital cost, to increase production and lower costs. (See December 15, 2016 press release).

  AngloGold Ashanti will continue to adopt its disciplined approach to future planning and capital allocation, seeking returns in the mid-teens through the commodity cycle. The company will also continue to measure its ore reserves at a gold price of $1,100/oz, well below current spot prices.
  “We have a very careful process to evaluate and rank all of our capital allocation opportunities, and this year we have a very compelling slate of projects from within our portfolio that we believe outranks anything currently available out there in the market,” he said. “We factor in all aspects of risk and demand a return in the mid- to high-teens before we approve these investments.”

  Safety is the First Priority

  AngloGold Ashanti has made significant improvements to its safety performance across its portfolio as it has focused on embedding a more vigilant culture across its business, coupled with greater use of the latest technologies available to monitor and mitigate risk. This includes, among a host of others, the use of in-stope netting to mitigate against potentially fatal falls-of-ground, and automatic coupling of rail cars, reducing another major hazard of underground work.

  Like in any heavy industry, and especially in a company like ours that employs more than 50,000 people globally, human error remains among our greatest challenges. This is an aspect of the business that we continue to work hard to mitigate in cooperation with a broad group of stakeholders.
  Most recently, the company has been without an operating fatality across its South African portfolio for more than six months.

  “We are clear that safety remains our highest priority,” Venkat said. “We have made a step change in safety in recent years, but will continue to look for the latest technology available to help us improve further.”

  The presentation is available on the Company’s website.
  6 February 2017

  JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

  Contacts
  Media

  Chris Nthite    +27 11 637 6388/+27 83 301 2481                          cnthite@anglogoldashanti.com
  Stewart Bailey   +27 81 032 2563 / +27 11 637 6031                     sbailey@anglogoldashanti.com
  General inquiries                                                                             media@anglogoldashanti.com
  Investors
  Stewart Bailey   +27 81 032 2563 / +27 11 637 6031                    sbailey@anglogoldashanti.com
  Sabrina Brockman   +1 212 858 7702/ +1 646 880 4526               sbrockman@anglogoldashanti.com
  Fundisa Mgidi   +27 11 6376763 / +27 82 821 5322                      fmgidi@anglogoldashanti.com

  Forward-Looking Information and Non-GAAP Financial Measures

  Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition.

  These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause
  AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.

  For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2015, which was filed with the United States Securities and Exchange Commission (“SEC”). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-
  looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.
  Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
  The financial information contained in this news release has not been reviewed or reported on by the Company's external auditors.
  This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at
  www.anglogoldashanti.com
  and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
  AngloGold Ashanti Limited
  Incorporated in the Republic of South Africa Reg No: 1944/017354/06
  ISIN: ZAE000043485 – JSE share code: ANG-CUSIP: 035128206 – NYSE share code: AU
  Website:
  www.anglogoldashanti.com

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                        AngloGold Ashanti Limited
  Date: February 06, 2017
  By: /s/ M E SANZ PEREZ________
  Name:       M E Sanz Perez
  Title:
  EVP: Group Legal, Commercial & Governance